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October 28, 2013

VIA EDGAR

Mr. Christian Windsor

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Financial Shares, Inc.

Amendment Number 1 to the Registration Statement on Form S-1

Filed October 4, 2013

File No. 333-190679

Dear Mr. Windsor:

On behalf of Community Financial Shares, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, which was filed on October 4, 2013 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 11, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Form S-1/A Filed October 4, 2013

Recent Developments, page 5

1.	We note your response to Comment 3 of our comment letter to you dated September 12, 2013. Please revise as follows:

•

Revise your description of each of your offerings on pages 5 and 7 to clearly state the number of shares of common stock into which each amount of a class of stock is convertible, the total costs of each

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 28, 2013

•	offering, the net proceeds and how the proceeds were used; and

•	Revise your description of the Securities Purchase Agreement to describe the conversion blocker provisions.

Response to Comment No. 1:

Please see the revised disclosure on pages 5 through 7 of the prospectus included in the Amended Registration Statement.

Risk Factors, page 4

A significant percentage of the Company’s voting securities was sold . . . page 8

2.	This risk factor appears to discuss two distinct risks that Board members affiliated with the purchasers or appointed as a result of the share purchases (including Mr. Wilson and Mr. Timyan) have four of nine votes on the Board of Directors and therefore may exert significant control over action by the Board, and the significant concentration of share ownership.

Response to Comment No. 2:

Please see the revised disclosure on page 8 of the prospectus included in the Amended Registration Statement.

We are required to comply with the terms of a consent order . . . page 9

3.	Revise this risk factor to discuss, in detail, any specific actions taken, or penalties that have been charged, as a result of your failure to meet the enhanced minimum capital standards or other provisions of the consent order.

Response to Comment No. 3:

There have been no specific actions taken, and there have been no penalties charged, by either the Federal Deposit Insurance Corporation or the Illinois Department of Financial Professional Regulation as a result of Community Bank – Wheaton/Glen Ellyn’s failure to meet the enhanced minimum capital standards or other provisions of the consent order.

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 28, 2013

Selling Shareholders, page 18

4.	We note your response to Comment 8 of our comment letter to you dated September 12, 2013. We are not able to agree that the amount owned by [Clinton] is 0% after the offering, given that the shareholder has the ability to convert up to an additional 9.9% of the outstanding common stock. Revise the table to accurately reflect the shareholder’s holdings of common stock following the offering.

Response to Comment No. 4:

Please see the revised disclosure on page 19 of the prospectus included in the Amended Registration Statement. Clinton Group, Inc. (“Clinton”), through two of its affiliates (Clinton Magnolia Master Fund, Ltd. (“Magnolia”) and SBAV LP (“SBAV”)), beneficially owns 9.9% of the common stock of the Company as follows:

1.	Magnolia directly holds 315,500 shares of common stock and 596 shares of Series C convertible noncumulative perpetual preferred stock (the “Series C Preferred Stock”) (convertible, without giving effect to any conversion blocker, into 59,600 shares of common stock); and

2.	SBAV directly holds 18,713 shares of Series C Preferred Stock (convertible, without giving effect to any conversion blocker, into 1,871,300 shares of common stock).

Due to a conversion blocker in the Certificate of Designations for the Series C Preferred Stock, a holder of Series C Preferred Stock and its affiliates cannot convert any shares of Series C Preferred Stock to the extent (but only to the extent) that such holder or any of its affiliates would beneficially own in excess of 9.9% of the common stock after such conversion. As such, currently Magnolia and SBAV collectively may only convert the number of shares of Series C Preferred Stock that represents 834,535 shares of common stock. However, as noted above, Magnolia (the selling shareholder for purposes of this prospectus) only holds 59,600 shares of common stock convertible from shares of Series C Preferred Stock (assuming SBAV converts Series C Preferred Stock into less than 774,935 shares of common stock). After the offering, assuming Magnolia sells all 315,000 shares of common stock and all 59,600 shares of common stock convertible from Series C Preferred Stock, Magnolia will only hold shares of Series D convertible noncumulative perpetual preferred stock (which are non-convertible by Magnolia and non-voting) and therefore will beneficially own 0% of the common stock. SBAV (and Clinton by extension), however, will continue to hold shares of Series C Preferred Stock convertible into 9.9% of the common stock.

Exhibit 23.1

Consent of BKD LLP

5.	Please file a currently dated consent of the Independent Registered Public Accounting Firm referencing the amendment to the Form S-1.

Response to Comment No. 5:

A currently dated consent of BKD LLP referencing the amendment to the Form S-1 is included as Exhibit 23.1 to the Amended Registration Statement.

Form 10-K for the Year Ended December 31, 2012

Consolidated Statement of Operations, page 45

6.	We have reviewed your response to our prior Comment 12. In future filings, please classify the write-downs on other real estate owned within noninterest expense. Please refer to Rule 9-04(14) of Regulation S-X.

Response to Comment No. 6:

The Company hereby undertakes to classify the write-downs on other real estate owned within noninterest expense in future filings.

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 28, 2013

*            *             *

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

Enclosures

cc:	Donald H. Wilson, Community Financial Shares, Inc.

Aaron M. Kaslow, Kilpatrick Townsend & Stockton LLP